Lizhan Environmental Corporation Reports
Fiscal Year 2011 Second Quarter Results
Production Returns to Normal Following Disruptions in Q2 2011

ZHEJIANG, CHINA - May 26, 2011 - Lizhan Environmental Corporation ("Lizhan" or the "Company") (Nasdaq: LZEN - News), one of China's leading manufacturers of eco-friendly fabrics made from patented technologies, announced today its three- and six-month results for the fiscal second quarter of 2011 ended March 31st, 2011.

Six months Ended March 31, 2011 Financial Results (Unaudited)

Net Sales

Net sales for the six months ended March 31, 2011 was $16.7 million, a decrease of approximately 25% from $22.4 million in 2009.  Sales of recycled leather flocked fabric sales decreased by 26% to $11.9 million.  Sales in the first half of fiscal 2011 were negatively impacted by a shutdown of production mandated by the local government to review and repair the steam supply systems during the second quarter. Sales of the lower margin ultrasuede leather products decreased by 31% to $3.8 million due to management’s ongoing efforts to reallocate capital to its higher margin businesses.

“Production during the three-month and six-month periods was impacted by a steam supply suspension in Tongxiang City for citywide machinery maintenance during the end of January and February,” explained Chairman and Chief Executive Officer Jianfeng Liu. “The impact of this suspension, along with temporary disruptions from transitioning some of our outsourced production, was responsible for the sales decrease during the quarter ended March 31, 2011. While we are not pleased with these results, we believe we are making meaningful progress toward our long term objectives. We know that consistency in our sales and operating performance is important and we firmly believe our assets and technologies position us well to deliver on those objectives.”

Management anticipates production of recycled leather flocked fabric normalizing during the third and fourth fiscal quarters.

Gross Profit and Gross Profit Margin

Gross profit for the six months ended March 31, 2011 decreased 25% to $4.3 million, from $5.7 million for the six months ended March 31, 2010.  Gross margin was 26% for both periods as a favorable shift to higher margin products was offset by lower plant utilization.

General and Administrative Expenses

General and administrative expenses totaled $2.1 million for the six months ended March 31, 2011 from $0.8 million for the six months ended March 31, 2010, an increase of 156.5%. The increase was attributed to the increasing professional service fee of $0.3 million and staff expenses to operate as a public company since Lizhan became public in late 2010, as well as a one-time cost of $0.6 million to establish our operating subsidiary, Hongzhan. These expenses were not incurred in the prior year period.

Selling and Marketing Expenses

Selling and marketing expenses increased 97% to $0.5 million for the six months ended March 31, 2011, commensurate with increased advertising, promotion and marketing activities. Management expects advertising and marketing investments will lead to higher sales and brand recognition over time.

Net Income

Net income decreased 59% to $1.8 million for the six months ended March 31, 2011 as compared to approximately $4.5 million for the six months ended March 31, 2010. The fully diluted earnings per share were $0.15 and $0.40 in the first six months of 2011 and 2010, respectively.

Three months Ended March 31, 2011 Financial Results (Unaudited)

Net Sales for the three months ended March 31, 2011 decreased 48% to $5.9 million. Sales of our recycled fabrics dropped from $10.4 million in the second quarter of 2010 to $4 million in the same period this year due to management’s decision to only take on profitable orders in light of the significant increase in raw materials costs. The Company generated $1.6 million of revenue from its ultrasuede leather products, up 216% from the same period last year.

After renegotiating with customers in April and May for higher pricing to reflect the higher cost production costs, sales of the Company’s recycled fabrics has rebounded.

Gross profit declined 60% to $1.2 million with gross margins of 20% compared to 26% in the year ago period due to lower plant utilization and higher raw materials costs. The average capacity utilization was approximately 40% in the second quarter of 2011 compared to 70% in the same period last year. Net loss was $0.3 million or $0.03 per share, compared to a net profit of $2.2 million and $0.19 in earnings per share for the second quarter of fiscal 2010.

Total backlog was approximately 1.8 million meters at the end of the second quarter, equal to approximately $6.9 million based on current market prices.

Mr. Liu continued, “We have already started producing Evergreen Products on a limited basis and expect to book revenues from our first Evergreen Product line in the upcoming quarter.  In addition, once we complete testing of the new equipment, we believe we can ramp production of our Evergreen Products in subsequent quarters. We have several orders in hand and expect to begin shipping products to select clients in June.”

Balance Sheet and Cash Flow Statement

As of March 31, 2011, the Company had $2.1 million in cash and cash equivalents.  The Company used $5.7 million of cash from operating activities in the six months ended March 31, 2011, compared to $2.1 million cash provided by operating activities in the six months ended March 31, 2010, primarily due to the increased cost of raw materials and a prepaid rent of $2.1 million for the Evergreen facilities.

Business Updates

Lizhan’s production and sales during the three and six months ended March 31, 2011 were negatively impacted by several one-time disruptions. All of the disruptions have been resolved and the Company has resumed normal operations. The Company generated sales of approximately $4.2 million in April 2011.

First, the Tongxiang Environmental Thermoelectricity Co., Ltd. in Tongxiang City completely shut down its steam production from January 20th to February 12th, 2011 to complete maintenance of its equipment. This mandatory maintenance, which occurs every three or four years at the local government’s discretion, was the primary reason for the approximate 25% reduction of the Company’s total production. Steam production has returned to normal since Tongxiang Environmental Thermoelectricity Co., Ltd completed its repairs in February 13th, 2011.

The Company decided to reduce the amount of outsourced production during the second quarter of 2011 due to rising costs of outsourced manufacturing. In the second quarter of 2010, Lizhan outsourced approximately 30% of its production in order to fill excess demand for its products. Due to rising labor and commodity costs, outsourcing no longer generated acceptable returns. However, the Company experienced some short-term production and sales disruptions while it transitioned the manufacturing back in-house. Since completing the conversion in March 2011, the Company has resumed normal production.

Evergreen Products

One component of Lizhan’s growth strategy is to produce and sell a high quality, environmentally friendly recycled leather product – Evergreen Products – using proprietary production technologies. The Company owns two patents and one patent application relating to the Evergreen Products and has an exclusive license from the Company’s Chief Scientist Liwen Zhang for 18 patents (including one Chinese patent and 17 international patents) and eight international patent applications, relating to the technologies that are critical to the processing of the Evergreen Products. The primary advantages of Evergreen Products are abundance and low cost of raw materials; value-added finished products that can replace genuine leather at less than half the cost; and no harmful waste produced during the manufacturing process. These products will initially be sold to customers in the automotive and furniture industries.

The Company is finalizing the construction and testing of its initial Evergreen Products production line – Line 1. Because no such equipment currently exists on the market, Lizhan needed to make modifications to the equipment purchased from a US vendor. Once it completes the installation and testing of the water treatment equipment, Lizhan will commence volume production. Management believes it will gradually ramp production in Line 1 starting in June from 3,000 meters per day to 5,000 meters per day by the fiscal fourth quarter of 2011.

Power Rationing

The local government has informed Lizhan that all businesses in Tongxiang city will be subject to electricity restrictions from approximately three to four months this summer.  The Company is preparing to mitigate the potential disruption by purchasing three backup power generators and securing additional diesel supplies. Based on information available today, Management does not anticipate a meaningful impact on overall production as a result of the upcoming power restrictions. However, the full extent of the restrictions is not known at this time and margins may be impacted if the Company is not able to fully offset the higher anticipated electricity costs through higher prices.

About Lizhan Environmental Corporation

Lizhan Environmental Corporation is one of China's leading manufacturers of eco-friendly fabrics whose products are developed with patented technology that regenerates collagen fiber from leftover cuttings, pieces and trimmings of genuine leather. The Company's products are mainly used in furniture, garments and other consumer applications. For more information about Lizhan Environmental Corporation, please visit www.lzencorp.com.

Safe Harbor Statements
This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on 20F, as amended. Some of risks inherent in an investment in our company include, but are not limited to, our limited operation history, our need to maintain sufficient levels of liquidity and working capitals, the potential need to reduce our expansion plans, price inflation in the PRC, difficulties in developing and selling our new Evergreen Products, seasonal patterns in our business, protection of our intellectual property and the risk of infringing the intellectual property of others, customer decisions to discontinue purchasing our products, and restrictions imposed by Chinese regulations, including every policies.  All information provided in this press release is as of February 1 2011. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Contacts:
Company:
Lizhan Environmental Corporation
Silvia Liu, Investor Relations Manager
Email:     ir@lezncorp.com
Phone:   +011-86-573-8862-268

Investor Relations:
HC International, Inc.
Ted Haberfield, Executive Vice President
Email:     thaberfield@hcinternational.net
Phone:   +1-760-755-2716

Financial Tables to Follow:

LIZHAN ENVIRONMENTAL CORPORATION
CONSOLIDATED BALANCE SHEETS
( IN US DOLLARS)

	March 31, 2011	September 30, 2010
	(Unaudited)

Assets
Current assets
Cash	$2,056,389	$2,597,366
Restricted cash	2,382,299	1,072,416
Accounts receivable, net	6,338,146	7,310,194
Inventories	10,454,683	4,666,496
Amounts due from directors	1,527	1,497
Value added tax receivable	786,787	37,586
Prepaid expenses and other current assets	2,375,097	2,442,120
Total current assets	$24,394,928	$18,127,675

Other assets
Property, plant and equipment, net	29,664,277	12,906,655
Land use rights	1,655,230	1,638,248
Intangible assets, net	612,083	628,333
Deposits for plant and equipment	1,250,557	11,385,603
Security deposit and prepaid rent	2,177,384	-
Total other assets	35,359,531	26,558,839

Total assets	$59,754,459	$44,686,514

Liabilities and stockholders' equity
Current liabilities
Accounts payable	$8,978,265	$8,158,461
Bank acceptance notes payable	4,617,992	2,144,832
Short-term loans	7,330,147	13,676,108
Accrued expenses and other payables	643,671	1,251,849
Payable for construction of building and machinery	87,206	297,153
Income taxes payable	199,827	702,713
Deferred income	-	110,106
Total current liabilities	$21,857,108	$26,341,222
Long-term loans	9,697,173	-

Total liabilities	31,554,281	26,341,222

Stockholders' equity
Common stock, $0.32 par; 31,250,000 shares authorized, 13,643,750 shares and 11,143,750 shares issued and outstanding as at March 31,
2011 and September 30, 2010, respectively	$4,366,000	3,566,000
Additional paid-in capital	7,665,752	924,000
Statutory reserves	1,517,590	1,289,475
Retained earnings	12,715,015	11,053,506
Accumulated other comprehensive income	1,382,553	888,532
Total Lizhan stockholders' equity	27,646,910	17,721,513

Less: Non-controlling interest	553,268	623,779

Total equity	28,200,178	18,345,292

Total liabilities and stockholders' equity	59,754,459	44,686,514

LIZHAN ENVIRONMENTAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(UNAUDITED)
( IN US DOLLARS)

	For the Six Months
	Ended March 31,
	2011	2010

NET SALES	$16,718,332	$22,423,365

Cost of sales	12,448,030	16,708,651

Gross profit	4,270,302	5,714,714

Operating expenses:
General and administrative expenses	$(2,048,333)	(798,472)
Research and development expenses	(32,203)	(101,051)
Selling and marketing expenses	(472,037)	(240,277)
Total operating expenses	(2,552,573)	(1,139,800)

Operating income	1,717,729	4,574,914

Other income (expenses):
Other income	733,151	345,299
Exchange loss	(86,253)	(14,091)
Interest income	6,850	14,531
Interest expense	(73,581)	(88,068)
Other expenses, net	(155,066)	(38,050)
Total other income, net	425,101	219,621

Income before income taxes	2,142,830	4,794,535

Income tax expense	(335,522)	(338,586)

Net income before allocation of non-controlling interest	1,807,308	4,445,585

Net loss attributable to non-controlling interest	82,316	9,131

Net income attributable to the stockholders	1,889,624	4,465,080

Other comprehensive income
Foreign currency translation adjustment	494,021	2,982

Less: Foreign currency translation adjustments attributable to
non-controlling interest	(11,805)	(9,277)

Comprehensive income	2,371,840	4,458,785

Earnings per common share
- Basic and fully diluted	$0.15	$0.40

Weighted average number of common shares outstanding
- Basic and fully diluted	12,980,767	11,025,893

LIZHAN ENVIRONMENTAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN US DOLLARS)

	For the Six Months
	Ended March 31,
	2011	2010

Cash flows from operating activities:
Net income	$1,807,308	$4,445,585
Add net loss attributable to non-controlling interest	82,316	-

Net income attributable to the Stockholders	1,889,624	4,445,585
Adjustments to reconcile net income to net cash (used in) /
provided by operating activities:
Depreciation of property, plant and equipment	353,229	328,303
Amortization of intangible assets	16,291	-
Amortization of land use rights	18,422	21,666
Loss on disposal	14,479	-
Recognition of noncash deferred income from exclusive distribution right
granted by the Company to a customer (Note 11)	(111,451)	(323,288)
Non-controlling interest	(82,316)	-

Changes in assets and liabilities:
Accounts receivable	1,120,269	(3,266,680)
Inventories	(5,633,939)	(1,574,178)
Prepaid expenses and other current assets	71,715	(1,833,473)
Accounts payable	636,659	2,779,056
Accrued expenses and other payables	(173,626)	684,319
(Increase) in security deposit and prepaid rent	(2,157,125)	-
Income tax payable	(513,325)	337,749
Value added tax receivable	(527,528)	-
Value added tax payable	(621,143)	514,476

Net cash (used in) / provided by operating activities	(5,699,765)	2,113,535

Cash flows from investing activities:
(Increase) decrease in restricted cash	(1,274,624)	473,961
Acquisition of land use rights	-	(625,295)
Proceeds from sale of property, plant and equipment	6,052	-
Payment for purchase of plant and equipment	(6,631,702)	(2,862,843)

Net cash used in by investing activities	(7,900,274)	(3,014,177)